UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         SCHEDULE 13E-3

      RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                     STERLING SUGARS, INC.
                      (Name of the Issuer)

                     Sterling Sugars, Inc.
                         P. O. Box 572
                       Franklin, LA 70538

              (Names of Persons Filing Statement)

                 Common Stock, $1.00 par value

                 (Title of Class of Securities)

                           859604100

             (CUSIP Number of Class of Securities)

                       Craig P. Caillier
              President & Chief Executive Officer
                          P.O. Box 572
                       Franklin, LA 70538

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and
     Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b [ ] The filing of a registration statement under the Securities Act of 1933.
     c [ ]  A tender offer.
     d [ ]  None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                   CALCULATION OF FILING FEE

            Transaction Valuation            Amount of Filing Fee
                 $934,848*                        $186.97**

                                                       Page 1 of 10 pages



     * The "Transaction Value" amount referred to above is approximately the sum of (i) the product of 2,500,000 outstanding shares of Common Stock and $9.00, the cash price per share to be paid in the proposed reverse stock split and (ii) .0415, the estimated percentage of outstanding shares of Common Stock to be acquired by the issuer pursuant to the reverse stock split.

     ** In accordance with Fee Rate Advisory #3 for Fiscal
     Year 2005 issued by the U.S. Securities and Exchange
     Commission on September 30, 2004, under the Securities
     Exchange Act of 1934, by multiplying the Transaction
     Value by .0002.

     [N/A] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:       $0
     Form or Registration No.:     13E-3
     Filing Party:                 Sterling Sugars, Inc.
     Date Filed:                   November 8, 2004

                         INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by Sterling Sugars, Inc., a Louisiana Corporation ("Sterling" or the "Company"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its Stockholders a proposal to take the Company private through the adoption of an amendment to Sterling's Articles of Incorporation providing for:.

     (a) a one-for 2,000 reverse stock split of the Company's one dollar ($1.00) par value common stock ("Common Stock");
          and

     (b)  a cash payment of $9.00 per pre-split share of Common
          Stock, in lieu of issuance of fractional shares, to Stockholders left with less than one share following the reverse stock split (the "Purchase Price").

Items (a) and (b) will be considered one proposal (the "Split
Transaction").

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act ("Proxy Statement"), which will notify Stockholders of the Annual Meeting of Company Stockholders, scheduled for December ____, 2004, where Stockholders will be asked to approve the Split Transaction, elect Directors and conduct any other business properly brought before the Annual Meeting.


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     The following Cross-Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and provides the location in the Proxy Statement of all information required to be included therein. A copy of the Proxy Statement is included as Exhibit ("A") to this Schedule 13E-3. All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment.
This Schedule 13E-3 will be amended to reflect any such changes. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


Item 1. Summary Term Sheet

     The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information

(a)  Name and Address

     The name of the subject company is Sterling Sugars, Inc. The Company is a Louisiana corporation with is principal executive offices located at 611 Irish Bend Road, Franklin, Louisiana 70538. The Company's telephone number is (337) 828-0620.

(b)  Securities.

     The information set forth in the Proxy Statement under the captions "VOTING SECURITIES" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of Split Transaction on Sterling" is herein incorporated by reference.

(c)  Trading Market and Prices.

     The Company's Common Stock is traded on the OTC Bulletin Board. The trading symbol is "SSUG". The following table lists the high and low sales prices for the Company's Common Stock as quoted on the OTC Bulletin Board for the periods indicated.

                                        High           Low
Fiscal Year Ending July 31, 2004

     First Quarter                      $6.60          $6.25
     Second Quarter                     $7.00          $6.00
     Third Quarter                      $8.00          $6.01
     Fourth Quarter                     $6.25          $6.25

Fiscal Year Ending July 31, 2003

     First Quarter                      $6.00          $5.75
     Second Quarter                     $5.76          $5.75
     Third Quarter                      $5.90          $5.76
     Fourth Quarter                     $6.00          $5.90
                                 3


Fiscal Year Ending July 31, 2002

     First Quarter                      $6.00          $5.75
     Second Quarter                     $5.90          $5.81
     Third Quarter                      $6.25          $5.84
     Fourth Quarter                     $5.80          $5.75

     Information for the periods referenced above has been furnished by the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(d)  Dividends.

     Sterling declared no dividends during the two year period.

(e)  Prior Public Offerings.   None.

(f)  Prior Stock Purchases.    Sterling has not repurchased any of
     its shares during the two year period.

Item 3.  Identity and Background of Filing Person.

(a)  Name and Address.

     The filing person, the Company, is also the subject company.
     The Company's address and telephone number are provided in
     Item 2 above. The executive officers and directors of the Company are set forth below.

     EXECUTIVE OFFICERS (The information set forth in the Proxy
     Statement under the caption "INFORMATION CONCERNING MANAGEMENT
     - Business Experience of Executive Officers" is herein incorporated by reference):

     Craig P. Callier - President and CEO.

     Rivers Patout* - Vice President and General Manager.

     Stanley H. Pipes - Vice President and Treasurer.

     DIRECTORS (The information set forth in the Proxy Statement under the caption "ELECTION OF DIRECTORS - Business Experience of Directors" is herein incorporated by reference):

     Bernard E. Boudreaux, Jr.
     Peter V. Guarisco
     Victor Guarisco, II
     James R. Keys
     Frank William Patout
     Robert B. Patout
     William S. Patout, III

(b)  Business and Background of Entities Other than Company.

     Not Applicable.

(c)  Business and Background of Natural Persons.

                                 4


     The information regarding the background of the Company's directors and executive officers, pursuant to General Instruction
C to Schedule 13E-3, is set forth under the heading 'ELECTION OF DIRECTORS-Business Experience of Directors" in the Proxy Statement and is incorporated herein by reference.


  To the knowledge of Sterling Sugars, Inc., during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Item 4. Terms of the Transaction

(a)    (1)  Tender Offers.  Not Applicable.
       (2)  Mergers or Similar Transactions.
           (i) Transaction Description. This information set forth in the Proxy Statement under the caption
               "SUMMARY TERM SHEET" is incorporated herein by reference.

          (ii) Consideration. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of Split Transaction - Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

         (iii) Reasons for the Transaction. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction - Background," "- Purpose and Reasons for Split Transaction" and "- Factors Considered by the Board" is incorporated herein by reference.

          (iv) Vote Required for Approval. The information set forth in the Proxy Statement under the captions
               "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

           (v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction
               - Structure of the Split Transaction and Effect on Sterling's Stockholders Who Receive Cash Payments," "Conversion of Shares in Split Transaction" and "Effect of the Split Transaction on Affiliates" is incorporated herein by reference.

          (vi) Accounting Treatment.  Not Applicable.



                                 5


         (vii) Federal Income Tax. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split
               Transaction - Material U.S. Federal Income Tax
               Consequences of the Split Transaction" is incorporated herein by reference.

(c)  Different Terms.

          The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Background, Purpose, Structure and Effect of the Split Transaction - Structure of the Split Transaction and Effect on Sterling's Stockholders Who Receive Cash Payments," "Conversion of Shares in Split Transaction" and "Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

 (d)  Appraisal Rights.

          The information set forth in the Proxy Statement under the caption "Appraisal Rights" is incorporated herein by reference.

 (e)  Provisions for Unaffiliated Security Holders.  None.

      (f)  Eligibility for Listing or Trading.  Not Applicable.

Item 5.  Past Contacts, Transaction, Negotiations and Agreements.

 (a)  Transactions.  Not Applicable.

 (b)  Significant Corporate Events.  Not Applicable.

 (c)  Negotiations or Contacts.  Not Applicable.

 (d)  Agreements Involving the Subject Company's Securities.
       Not Applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

 (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions "SUMMARY TERM
      SHEET", "Introduction", and "Background, Purpose,
      Structure and Effect of Split Transaction" is herein incorporated by reference.

 (c)(1)-(8)Plans.  The information set forth in the Proxy
                   Statement under the captions "SUMMARY TERM SHEET," "Introduction," and "Background, Purpose, Structure and Effect of the Split Transaction," is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

 (a)  Purposes.  The information set forth in the Proxy
      Statement under the captions "SUMMARY TERM SHEET", "Risk

                                 6


      Factors", "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction," "Effect of Split Transaction on Sterling" and "Certain Effects of the Split Transaction" is herein incorporated by reference.

 (b)  Alternatives.  The information set forth in the Proxy
      Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -
      Alternatives to the Split Transaction" is herein incorporated by reference.

 (c) Reasons. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Risk Factors", "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction", "Factors Considered by the Board", and "Factors Considered by the Board-Effect of the Split Transaction on Sterling" is incorporated herein by reference.

 (d) Effects. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET", "Risk Factors", "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction", "Factors Considered by the Board", "Source of Funds and Amount of Funds", "Structure of the Split Transaction and Effect on Sterling's Stockholders", Conversion of Shares in Split Transaction", "Effect of Split Transaction on Sterling", "Effect of the Split Transaction on Affiliates", "Cash Payment in Lieu of Shares of Common Stock", "Plans or Proposals After the Split Transaction", "Material U.S. Federal Income Tax Consequences of the Split Transaction", and "Certain Effects of the Split Transaction" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

 (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Recommendation of the Board of Directors", "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board" and "Opinion of Independent Financial Advisor" is incorporated herein by reference.

 (c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "SUMMARY TERM
      SHEET" and "Vote Required" is incorporated herein by reference.

 (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board" and "Opinion of Independent Financial Advisor" is
                                 7


      incorporated herein by reference.

 (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Recommendation of the Board of Directors" is incorporated herein by reference.

 (f)  Other Offers.  Not Applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

 (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors", "Opinion of Independent Financial Advisor", and Annex B, "FAIRNESS OPINION" is incorporated herein by reference.

       Annex B-"Fairness Opinion". The presentation materials prepared by the independent financial advisor for the Board of Directors dated _______________ as well as the land and mineral appraisals prepared by Logan Babin Real Estate and Collarini & Associates, Inc. respectively, are included in this Schedule 13E-3 as Exhibit (c)(3) and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested Stockholder or representative of a Stockholder designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

 (a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Source of Funds and Financial Effect of the Split Transaction", is incorporated herein by reference. Sterling has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

 (c) Expenses. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Source of Funds and Amount of Funds", is incorporated herein by reference.

 (d)  Borrowed Funds.  None.

Item 11. Interest in Securities of the Subject Company.

 (a)  Securities Ownership.  The information set forth in the
      Proxy Statement under the caption "Information and
      Security Ownership of Management and Certain Beneficial
      Owners" is incorporated herein by reference.
                                 8


 (b)  Securities Transactions.  Not Applicable.

Item 12.  The Solicitation or Recommendation.

 (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction" and "Vote Required" is incorporated herein by reference.

 (e) Recommendations of Others. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Introduction" and "Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

 (a) Financial Information. The information set forth in the Company's Annual Report on Form 10-K, for the fiscal year ended July 31, 2004, under the caption "Item 7 - Financial Statements", and Quarterly Report on Form 10-Q, for the fiscal quarter ended April 30, 2004 under the caption "Item 1 - Financial Statements" is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board" and "AVAILABLE INFORMATION" is incorporated herein by reference.

 (b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction - Effect of the Split Transaction on Affiliates" in incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

 (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "INTRODUCTION", "SUMMARY TERM SHEET", "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board", "Source of Funds and Amount of Funds" and "Opinion of Independent Financial Advisor" is incorporated herein by reference.
Item 15.  Additional Information.

 (b) Other Material Information. The information set forth on the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number        Description

 (a) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November ____, 2004
                                 9


          (incorporated herein by reference).

 (b)    Not applicable.

 (c)    Fairness Opinion of Chaffe & Associates, Inc., dated
       _________, 2004 (incorporated herein by reference to Annex B to the Proxy Statement).

 (d)    Not applicable.

 (e)    Not applicable.

 (f)    Not applicable.

                           SIGNATURE

  After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: __________, 2004

                                STERLING SUGARS, INC.


                                BY:__________________________
                                Craig P. Caillier, President































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